Heath D. Linsky
(404) 504-7691
hdl@mmmlaw.com
www.mmmlaw.com

August 3, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director

100 F Street, NE

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, DC 20549

Re:	Procaccianti Hotel REIT, Inc.

File No. 333-217578

Dear Ms. Barros:

On behalf of Procaccianti Hotel REIT, Inc. (the “Company”), please find transmitted herewith Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2018 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to the comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated July 12, 2018. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus portion (the “Prospectus”) of the Registration Statement.

General

Comment 1:  We note your disclosure throughout the prospectus that you will use proceeds from the sale of A Shares to your advisor and its affiliates in a private placement to make up the difference between $10.00 and the $9.50 initial purchase price of K-I Shares. It appears that these A Shares proceeds are being used to increase the NAV of the K-I Shares subsequent to the offering to $10.00/share. If true, please revise your disclosure throughout the prospectus, including your valuation policy disclosure, to clarify.

Response:        As noted throughout the Prospectus, the Company will allocate proceeds from the sale of Class A shares of common stock (“A Shares”) in a separate private placement to each of the Class K-I shares of common stock (“K-I Shares”) purchased in the Company’s primary offering. This amount represents the difference between the $10.00 K-I Share Distribution Base (as defined in the Company’s charter and described in the Prospectus) and the K-I Share Liquidation Preference (which, pursuant to the Company’s charter, equals $10.00 plus accumulated, accrued and unpaid dividends) and the $9.50 per share initial purchase price of the K-I Shares. The Company notes that the K-I Share Distribution Base and the K-I Share Liquidation Preference are used in calculating the net asset value, not the $9.50 per share purchase price. Therefore, the Company is not using the Class A share proceeds in order to increase the net asset value of the K-I Shares. The Company revised the table on the cover page of the Prospectus to reflect that the proceeds per K-I Share before expenses to the Company will be $9.50, which does not take into account the aforementioned use of Class A share proceeds.

Morris, Manning & Martin, LLP

Ms. Sonia Barros

August 3, 2018

Prospectus Cover Page

Comment 2:  We note your disclosure on page 97 that to the extent you use proceeds from the sale of A Shares to acquire properties, you expect to use the same amount of proceeds from the sale of K-I Shares, K Shares, and K-T Shares to pay for the organization and offering expenses that would otherwise be funded from the proceeds. We also note your disclosure in footnote 3 on the prospectus cover page that the proceeds from the sale of K-I Shares, K Shares, and K-T Shares will not be used to pay organization and offering expenses in connection with the K-I Shares, K Shares, and K-T Shares. Please revise for consistency.

Response:        In response to the Staff’s comment, the Company revised its disclosure on page 97 of the “Estimated Use of Proceeds” section of the Prospectus to clarify that proceeds from the sale of K-I Shares, Class K shares of common stock (“K Shares”) and Class K-T shares of common stock (“K-T Shares”) will not be used to pay the organization and offering expenses associated with such shares.

Questions and Answers about this Offering, page 1

What Rights are afforded to stockholders who purchase K-I Shares, K Shares and K-T Shares?, page 11

Comment 3:  Please revise your disclosure to clarify that the 6% distribution rate is provided for in your charter.

Response:        The Company revised its disclosure in the Question and Answer entitled “What rights are afforded to stockholders who purchase K-I Shares, K Shares and K-T Shares” in the “Questions and Answers About This Offering” section on page 11 of the Prospectus to clarify that holders of K-I Shares, K Shares and K-T Shares will be entitled pursuant to the Company’s charter, to receive, when and as authorized by the board of directors and declared by the Company, cumulative cash distributions at the rate of 6% per annum of the applicable “Distribution Base,” as defined in the Company’s charter and described in the Prospectus.

How does the potential return to holders of K-I Shares, K Shares and K-T Shares in this offering compare…, page 14

Comment 4:  Please revise your disclosure to clarify the assumptions used and calculations provided in the numerical tables under this subheading. Please also clarify how you calculated each of the line items in the table on pages 15 and 16. For example, at a minimum please clarify the following:

1.	why there are no acquisition fees for Procaccianti when the Management Compensation section describes a fee of 1.5%;

Morris, Manning & Martin, LLP

Ms. Sonia Barros

August 3, 2018

2.	the assumptions you have made in disclosing the “Assets at Liquidation;”

3.	the relevance of an 8.53% return on investment and how and why shareholder returns are limited beyond that amount;

4.	whether “Return on Capital to Investor” represents the return of an investor’s initial investment; and

5.	why page 16 indicates that Investor Share of Excess Cash is 37.5% of Excess Available for Distribution but the first table states it is 50%.

Response:        The Company revised its disclosure in the Question and Answer entitled “How does the potential return to holders of K-I Shares, K Shares and K-T Shares in this offering compare to the potential return to stockholders of other publicly registered, non-traded REITs?” beginning on page 14 of the Prospectus to clarify each of the assumptions in its calculations, including, but not limited to, the following clarifications requested by the Staff:

1. As provided in the “Management Compensation – Acquisition Fee – Our Advisor and Our Service Provider” section beginning on page 136 of the Prospectus, the payment of the acquisition fee to Procaccianti Hotel Advisors, LLC will be deferred until the occurrence of (i) a liquidation event (i.e., any voluntary or involuntary liquidation or dissolution of the Company, including as a result of the sale of all or substantially all of the Company’s assets for cash or other consideration), (ii) the Company’s sale or merger in a transaction that provides stockholders with cash, securities or a combination of cash and securities, (iii) the listing of the Company’s shares on a national securities exchange, or (iv) the termination (not in connection with one of the preceding events) of the advisory agreement, other than for cause, or the non-renewal of the advisory agreement. Upon a liquidation event, all of the deferred acquisition fees, plus all interest accrued thereon, will be paid only after the liquidation preference on the K-I Shares, K Shares, K-T Shares and parity securities has been paid in full to all holders of K-I Shares, K Shares, K-T Shares and parity securities, and all accrued and unpaid asset management fees and all accrued interest thereon have been paid in full.

Accordingly, in the model on page 15 of the Prospectus, the payment of the acquisition fee does not occur until after holders of K-I Shares, K Shares and K-T Shares have been paid their liquidation preference in full (i.e., return of capital); therefore, in the model on page 15 of the Prospectus, Procaccianti Hotel Advisors, LLC would not receive an acquisition fee until there is a hypothetical return to investors of 8.53%. The Company added footnote (5) to the model to clarify that payment of the acquisition fee is deferred until holders of K Shares, K-I Shares and K-T Shares are paid their liquidation preference in full.

2. The Company added footnote (1) to the model, which clarifies that “Assets at Liquidation” equals the sum of (a) the amount of Proceeds Available for Investment plus (b) the amount of Proceeds Available for Investment multiplied by the respective hypothetical percentage of return to investor.

Morris, Manning & Martin, LLP

Ms. Sonia Barros

August 3, 2018

3.  The Company added footnote (9) to the model, which provides that a holder of K Shares, K-I Shares and/or K-T Shares in the Company’s offering would be limited in their potential return on investment as compared to a traditional public non-traded REIT investor in the event the Company returns in excess of 8.53% on their investment due to the percentages of excess cash that are distributable to holders of A Shares and the Service Provider.

4.  The Company revised “Return on Capital to Investor” to state “Return of Capital to Investor,” which represents the return of an investor’s initial investment.

5.  The Company revised the model to include footnotes (8) and (9), which provide that holders of K Shares, K-I Shares and K-T Shares are entitled to receive 50% of any excess cash available for distribution and holders of A Shares are entitled to receive 37.50% of any excess cash available for distribution, respectively.

Estimated Use of Proceeds, page 97

Comment 5:  Please tell us why you have estimated acquisition expenses at 1% when the Management Compensation section describes those fees at 1.5%.

Response:        The Company respectfully notes that the section entitled “Management Compensation – Acquisition Fee – Our Advisor and Our Service Provider” beginning on page 38 of the Prospectus provides that acquisition fees, not acquisition expenses, are 1.5% of the gross contract purchase price of each property, loan, or other real estate-related investment purchased. As noted in the Company’s response to Comment No. 4, the payment of the acquisition fee to Procaccianti Hotel Advisors, LLC will be deferred until the occurrence of, among other things, a liquidation event, and the acquisition fee and all interest accrued thereon will be paid only after the liquidation preference on the K Shares, K-I Shares, K-T Shares and parity securities has been paid in full to all holders of such shares and all accrued and unpaid asset management fees and all accrued interest thereon have been paid in full. Therefore, an estimated acquisition fee is not included in the Estimated Use of Proceeds table. As noted in the section entitled “Management Compensation – Acquisition Expenses – Our Advisor, third parties and our Advisor’s Affiliates” on page 140 of the Prospectus and in footnote (3) to the Estimated Use of Proceeds table beginning on page 98 of the Prospectus, the acquisition expenses are not determinable at this time because they are based on actual expenses incurred at the time of the acquisition of each asset or real estate-related investment. However, as disclosed in footnote (3) to the Estimated Use of Proceeds table, for purposes of the Estimated Use of Proceeds table, the Company assumed that acquisition expenses will constitute 1.0% of the net proceeds from the sale of K-I Shares, K Shares and K-T Shares.

Conflicts of Interest, page 154

Other Charter Provisions Relating to Conflicts of Interest, page 160

Subordinated Promissory Notes, page 162

Comment 6:  We note your disclosure on page 163 that the subordinated promissory notes accrue interest at the long term applicable federal rate in effect as of the date of the note. Please revise your disclosure to specify the corresponding interest rates.

Response:        The Company revised its disclosure on page 163 of “Conflicts of Interest” section of the Prospectus to provide that the subordinated promissory notes dated as of September 29, 2017 and October 18, 2017, each accrue interest at the rate of was 2.66%, and the subordinated promissory note dated as of February 6, 2018, accrues interest at the rate of 2.57%.

Morris, Manning & Martin, LLP

Ms. Sonia Barros

August 3, 2018

Valuation Policy, page 200

Comment 7:  We note your disclosure that the NAV was established on March 22, 2018. Please revise your disclosure to clarify that your NAV was calculated prior to entering into the joint venture with Procaccianti Convertible Fund, LLC on March 29, 2018.

Response:        The Company updated its disclosure in the “Description of Capital Stock – Valuation Policy” section on page 200 of the Prospectus to provide that net asset value calculation established on March 22, 2018, does not take into account the Company’s entry into the joint venture with Procaccianti Convertible Fund LLC on March 29, 2018 to acquire a 51% interest in two hotel properties.

Comment 8:  Please tell us what the due from related parties in the amount of $300,200 represents. If this amount represents proceeds from the sale of shares to the sponsor, please explain to us how you determined that this is a valid asset in determining NAV per share.

Response:        The Company notes that the $300,000 in due from related parties represents an accounts receivable from TPG Hotel REIT Investor, LLC for its capital commitment of A Shares. TPG Hotel REIT Investor, LLC made the $300,000 capital contribution on March 30, 2018.  In addition, $100 in each of Class K-I and K-T shares were accrued as an accounts receivable, which will be contributed by TPG Hotel REIT Investor, LLC once the Company’s public offering commences.

Comment 9:  Also, explain why no value was assigned to the A Shares and B Shares in determining NAV per share.

Response:        The Company notes to the Staff that in calculating the estimated net asset value per share, the third party valuation firm applied the Company’s total equity in the Company’s unaudited balance sheet as of February 28, 2018 ($7,238,029) in accordance with the liquidation preferences of the share classes, which are summarized in the Question and Answer entitled “Upon a liquidation, how are liquidation proceeds to be distributed?” of the “Questions and Answers About this Offering” section beginning on page 16 of the Prospectus. In such calculation, the total equity of $7,238,029 was required in order to pay the liquidation preference on the outstanding K-I Shares, K Shares and K-T Shares in full and to pay accumulated, accrued and unpaid distributions on A Shares. Therefore, A Shares and Class B Shares were assigned no value as there was no remaining equity to allocate such share classes. The Company revised its disclosure in the “Description of Capital Stock – Valuation Policy” section beginning on page 200 of the Prospectus to clarify that the liquidation preferences were taken into account in the calculation of the estimated per share net asset value of each share class.

Comment 10:  We also note that you have sold K Shares and Units pursuant to a private offering. Please tell us the price at which those K Shares and Units were sold and your analysis of any impact on NAV.

Response:        The average purchase price per K Share sold in the Company’s private offering was $9.89 as of August 2, 2018. The Company notes that the average price per K Share is impacted by any volume discount purchases. Units are comprised of four K Shares and one A Share. The average purchase price of the A Shares sold in the Company’s private offering was $10.00 as of August 2, 2018, which includes A Shares sold as part of a Unit. The proceeds from A Shares sold in the private offering, including those sold as part of a Unit in the Company’s private offering, are used to cover the organization and offering expenses associated with K Shares in the private offering. The Company added disclosure on page 201 of the Prospectus to indicate that the Company’s use of proceeds from the sale of A Shares to pay organization and offering expenses of K Shares, K-I Shares and K-T Shares, results in a higher value per K Shares, K-I Shares and K-T Shares than if such shares paid their associated organization and offering expenses.

* * * * *

Morris, Manning & Martin, LLP

Ms. Sonia Barros

August 3, 2018

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky, Esq.